UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                     BALLY TOTAL FITNESS HOLDING CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    05873K108
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                                 (CUSIP Number)

  Mr. Joseph R. Thornton, Chief Operating Officer     with a copy to:
  Pardus Capital Management L.P.                      Robert G. Minion, Esq.
  1001 Avenue of the Americas                         Lowenstein Sandler PC
  Suite 1100                                          65 Livingston Avenue
  New York, NY 10018                                  Roseland, New Jersey 07068
  (212) 719-7550                                      (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 22, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.        05873K108
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

                   Pardus Capital Management L.P. (34-2037131)
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                Not
         (b)             Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):
                      Not Applicable
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6.  Citizenship or Place of Organization:   United States
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    Number of                      7. Sole Voting Power:           5,000,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      5,000,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:  5,000,000*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   14.4%*
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14. Type of Reporting Person (See Instructions):   IA
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* Pardus European Special  Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), is the holder of 5,000,000 shares of the common stock, par value $0.01 per share (the "Shares"), of Bally Total Fitness Holding Corporation, a Delaware corporation. Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Thus, as of September 22, 2005, for the purposes of Reg. Section 240.13d-3, PCM is deemed to beneficially own 5,000,000 Shares, or 14.4% of the Shares deemed issued and outstanding as of that date.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by adding the following after the first paragraph thereof:

          During PCM's continued communications with management of the Company regarding PCM's desire that the Company pursue appropriate measures to enhance shareholder value, PCM has met with management of the Company and proposed certain independent candidates for election to the board of directors of the Company.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, as of June 30, 2005 there were 34,645,133 Shares issued and outstanding. As of September 22, 2005, the Fund holds 5,000,000 Shares. PCM possesses sole power to vote and direct the disposition of all of the Shares held by the Fund. Thus, as of September 22, 2005, for the purposes of Reg. Section 240.13d-3, PCM may be deemed to beneficially own 5,000,000 Shares, or 14.4% of the Shares deemed issued and outstanding as of that date.

          The table below sets forth the transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by PCM or any person or entity controlled by it or any person or entity for which it possesses voting or investment control over the securities thereof, since the date of event which required the filing by PCM of Amendment No. 4 to the Schedule 13D (September 14, 2005). All of the transactions set forth in the table below were purchases and were effected in ordinary brokerage transactions.


               Date                  Quantity                Price
               ----                  --------                -----
             09/20/05                  25,000               $ 4.48
             09/20/05                  50,000               $ 4.51
             09/20/05                 155,000               $ 4.53
             09/21/05                  50,000               $ 4.43
             09/22/05                  68,800               $ 4.33
             09/22/05                 100,000               $ 4.28
             09/22/05                  25,000               $ 4.27
             09/22/05                   2,000               $ 4.30
             09/22/05                   6,200               $ 4.29

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  September 23, 2005


                                                  /s/ Karim Samii
                                                  ------------------------------
                                                  Karim Samii,  in  his capacity
                                                  as the  sole member  of Pardus
                                                  Capital  Management  LLC,  the
                                                  sole general partner of Pardus
                                                  Capital Management L.P.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).